Exhibit 99.1

Skeena Gold & Silver Receives Approval for Bulk Technical Sample at Eskay Creek and Provides Update on Other Regulatory Activities

Vancouver, BC (December 16, 2024) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold and Silver”, “Skeena” or the “Company”) is pleased to report positive progress on permitting activities for the development of the Company’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”).

Walter Coles, Executive Chairman of Skeena, commented: “The receipt of the Bulk Technical Sample permit is a major milestone for the company as it grants us the necessary authorizations for all planned development activities at Eskay Creek in 2025. It is also significant because it is a key condition precedent for the release of US$200 million in gold stream project funding from Orion Resource Partners. Over the next twelve months, Skeena will continue advancing Eskay through BC’s Environmental Assessment process, in close collaboration with our Tahltan First Nation partners.”

Bulk Technical Sample Permit Approved

The British Columbia Ministry of Mining and Critical Minerals has provided approval to Skeena for the extraction of a 10,000-tonne bulk sample. The bulk sample application has been the subject of consultation with local indigenous groups and local communities. Additionally, extensive environmental baseline monitoring, engineering design, geotechnical investigation, stockpile assessment, safety and reclamation studies have been completed to support the bulk sample program. As outlined in the financing agreement with Orion Resource Partners (see news release dated June 25, 2024), the receipt of the Bulk Technical Sample permit is a condition precedent for release of subsequent tranches of the US $200 million gold stream funding (US$ 195 million remaining) to continue advancing development of Eskay Creek.

Environmental Assessment Application and Public Consultation

Following the Company’s initial Environmental Assessment application submission in mid-August 2024, the project has formally commenced the 180-day legislated application review process under the British Columbia Environmental Assessment Act. Skeena is currently receiving and responding to comments from the Technical Advisory Committee which includes participation from indigenous nations, including the Tahltan Nation (as represented by Tahltan Central Government), and regulatory agencies. In June 2022, the Tahltan Nation and the Province of British Columbia entered into the first consent-based decision-making agreement under the Declaration on the Rights of Indigenous Peoples Act (“DRIPA”), which will make Eskay Creek the first mining project to have its Environmental Assessment Certificate authorized by a First Nations Government. As a result, the Environmental Assessment process for Eskay Creek is a major step forward towards sustainable mining with active participation from the Tahltan Central Government in the decision-making process.

Skeena is also in the process of gathering and responding to feedback from local community members and stakeholders during the public consultation period. This includes a series of both in-person and virtual information sessions designed to encourage community participation and feedback. Input from this phase of the review process will inform the final Environmental Assessment application submission in late Q1 2025.

Within Tahltan territory, engagement sessions have been held in the communities of Iskut, Dease Lake, and Telegraph Creek. Regional engagement sessions have been carried out in Terrace and Smithers. The Company has also launched a virtual information room for those who are interested but have been unable to attend the local in-person information sessions. This virtual tool provides summaries of key chapters in the Eskay Creek Environmental Assessment application and can be accessed here.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan First Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; the Company's capital structure; the Company's ability to buy back the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the Senior Secured Loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the Senior Secured Loan as a source of future liquidity; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 28, 2024. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2